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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 6-K

          REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                      RULE 13A-16 OR 15D-16
            UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of        September, 1999

                   GOLDEN OCEAN GROUP LIMITED
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         (Translation of registrant's name into English)

      P.O. Box 265, Suite 6, Tower Hill House, Le Bordage,
             St. Peter Port, GY1 3QU Channel Islands
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             (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F / X /    Form 40-F /  /

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.    Yes /  /     No / X /

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-___________________________.]



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         The following is the half-year financial report of
Golden Ocean Group Limited for the period ended June 30, 1999:





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                      CHAIRMAN'S  STATEMENT


This statement accompanies Golden Ocean Group Limited's half-year financial report for the six months to June 30th 1999. The

financial statements show Company EBITDA for the half year of

$28.8 million. On an annualised basis this is now running at a rate of over $60 million per annum, approximately double that of a year ago. But the statements at the same time show that the

Group net income for the six months of $4.8 million has only been achieved after foreign exchange gains of  $17.9 million. Until revenues increase or interest expense is reduced, profitability will continue to depend on favourable exceptional items.

The success of OPEC in restraining production and in increasing crude prices has had a negative effect on tanker demand. One-year time charter rates for modern VLCCs have fallen from $35,500 per day a year ago to $25,500 per day currently. Nonetheless there are grounds for optimism over the outlook for next year. Strong growth in tonnage demand from the United States and East Asia

(especially South Korea) is expected and total crude tanker

utilisation is predicted to increase in 2000 by 4%

Our trading fleet now consists of 19 modern vessels of 3.3

million deadweight tons, an increase of 79% on a year previously.

Between now and the end of the year we intend to take delivery of a further five VLCCs and this will increase our fleet by a

further 45%. The mt Opalia will be delivered to Shell in

September. We expect shortly to be able to announce employment




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for the three VLCCs to be delivered from Hitachi Zosen during

1999.

Since the middle of June we and our financial advisors, Chase

Securities Inc, have been actively pursuing a capital

restructuring for Golden Ocean with representatives of the

Company's noteholders. Those discussions are continuing. We hope that we will be able to announce a positive result, which will strengthen our capital structure and reduce our interest burden.

We have now resolved our dispute with SA Marine Corporation and have withdrawn our court application in Cape Town. This followed assurances in the court papers relating to the continuation of our charterparties and a significant capital injection into SA

Marine.

The VLCC market currently presents owners with serious

challenges. Nonetheless we believe that the Company is in a

strong position to benefit from Asian market recovery and the need for quality tonnage.




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 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS.

GENERAL
The Group is an international owner, operator and manager of VLCCs and dry-bulk carriers. The Group focuses on long-term chartering of newbuilding vessels.

FLEET REVIEW
The Group has a delivered fleet of nineteen ships, comprising eleven dry-bulk vessels and eight VLCCs. It has on order ten VLCCs and one dry cargo vessel and has options to purchase a further seven VLCCs ordered by the parent company Golden Ocean Limited. Of the delivered fleet three existing VLCCs and two dry cargo vessels are owned by Joint Ventures. A fleet list is included in this report.

In the first six months of 1999 there were five additions to the fleet. In January, the third of the Group's double-hulled VLCCs, the Golden Victory was delivered. This vessel has been placed on a seven-year time charter to NYK. The Group also took delivery of the Handymax Cos Hero in January which has been fixed on bareboat charter to COSCO (Singapore) Pte. Ltd. for fifteen years. In March, the Group took delivery of the Panamax Golden Disa which has been fixed on a time charter to S.A. Marine Corporation for twelve years and the VLCC New Circassia which has been placed on a bareboat charter to Hong Kong Ming Wah Shipping Co. for one year. The New Circassia is owned by a Joint Venture. In June, the Group took delivery of the VLCC Pacific Lagoon which has been placed on time charter to Euronav S.A. for one year with an optional further year. In August, the Group took delivery of the Panamax Golden Nerina which has been fixed on a time charter to S.A. Marine Corporation for twelve years.




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RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1999
COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1998.

OPERATING REVENUES
Net operating revenues (charter income less brokers' commissions) for the six months ended June 30, 1999 were $39.8 million compared with $21.6 million for the six months ended June 30, 1998. This increase resulted from the expansion of the fleet. Between July 1, 1998 and June 30, 1999 the wholly owned fleet increased from seven to thirteen vessels. Available operating days of 2,258 days were 74% higher in the first half of 1999 than in the first half of 1998 (1,301 days). Total off hire for the first six months of 1999 amounted to one day compared with four days for the same period in 1998. Total operating revenues for the six months ended June 30, 1999 increased by 74% to $43.9 million compared with $25.2 million for the six months ended June 30, 1998, primarily due to the expansion of the fleet.

SHARE OF EARNINGS OF JOINT VENTURES
The Company's share of earnings of Joint Ventures for the six months ended June 30, 1999 was $4.1 million compared with $2.7 million for the same period in 1998.
Net operating revenues of the Joint Ventures grew by 120% to $11.2 million in the six months ended June 30, 1999 compared to $5.1 million in the six months ended June 30, 1998. This increase in revenues resulted from the expansion of the Joint Venture owned fleet between July 1, 1998 and June 30, 1999 from three to five vessels. The Group's currently operating Joint Ventures are the owning companies of the Golden Fountain, New Circassia and Pacific Lagoon (VLCCs), and the owning companies of the Golden Daisy and Golden Rose, both Handymaxes.




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OPERATING EXPENSES
Vessel operating costs, which include crew wages and expenses, insurance, lubricating oils, stores and spares, repairs and maintenance, increased by 24% to $6.2 million for the six months ended June 30, 1999 compared with $5.0 million for the six months ended June 30, 1998. Vessel operating costs amount to 16% of net operating revenues for the period. This compares with 23% for the same period in 1998. The reduction in vessel operating costs as a proportion of net operating revenues is a reflection of the Group chartering a higher proportion of its vessels on bareboat rather than time charters. As at June 30, 1999 three wholly owned VLCCs and one dry-bulk carrier were on bareboat charters. At the same date a year previously there were two VLCCs on bareboat charters. The Group does not bear operating costs for vessels under bareboat charter apart from some sundry insurance costs.

Due to the expansion the fleet, depreciation expense increased by 78% to $13.2 million for the six months ended June 30, 1999 compared with $7.4 million for the six months ended June 30, 1998.

Administrative expenses were $4.4 million for the six months ended June 30, 1999, and were $3.8 million for the six months ended June 30, 1998. Administrative expenses principally cover expenses of the subsidiary agents of the Group in London and Tokyo and affiliated agents of the Group in Hong Kong, Shanghai, and Vancouver, together with audit, administrative and legal fees for the Group. Where affiliated agents have been used, these costs have been charged to the Group on an actual cost basis. Administrative expenses for the half-year include an exceptional charge of $1.0 million payable on the appointment of Chase Securities Inc. as financial advisors to the Group.




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Primarily as a result of these developments, total operating expenses increased by 46% to $25.0 million for the six months ended June 30, 1999 compared with $17.1 million for the six months ended June 30, 1998.

NET OPERATING INCOME
As a result of the foregoing factors, net operating income increased by 133% to $18.9 million for the six months ended June 30, 1999, compared with $8.1 million for the six months ended June 30, 1998. EBITDA for the six months ended June 30, 1999 was $28.8 million, compared with $15.8 million for the six months ended June 30, 1998, an increase of 82%.

OTHER INCOME/EXPENSES
Foreign exchange gains for the six months ended June 30, 1999 were $17.9 million compared with $11.6 million for the six months ended June 30, 1998. The foreign exchange gains were due principally to the appreciation of the Dollar against the Yen since the year-end. At June 30, 1999, the exchange rate had risen to Yen 121.0 per $1 from Yen 112.8 per $1 at December 31, 1998, an appreciation of 7% in the half-year.

Interest income, mainly from escrow funds held as security for the Senior Notes and from the uninvested portion thereof, amounted to $0.9 million in the six months ended June 30, 1999.

Interest expense increased by 37% to $32.2 million as compared with $23.5 million for the six months ended June 30, 1998, primarily due to the expansion of the fleet. The interest expense for the six months ended June 30, 1999 represents an average interest cost of 5.2% on interest bearing secured loans and capital leases and an overall interest expense cost of 9.8% on all debt including the Senior Notes. Interest expense for the six months ended June 30, 1998 represented an average interest



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cost of 3.7% on interest bearing secured loans and capital leases and an overall interest expense cost of 10.4% on all debt including the Senior Notes.

NET INCOME
As a result of the foregoing, net income was $4.8 million for the six months ended June 30, 1999, compared to a loss of  $2.1
million for the six months ended June 30, 1998.

OUTLOOK FOR CURRENT YEAR

As all delivered vessels in the wholly owned fleet are on time or bareboat charter, some of the constituent factors of net operating income are relatively predictable. With the heavy cost of servicing the Senior Notes a loss for the full year is expected. However the results in the latter quarters in the year to December 31, 1999 will vary from those in the first six months due to among other factors the following:

(a) The Yen has depreciated against the Dollar from Yen 112.8 per $1 at December 31, 1998 to Yen 121.0 per $1 at June 30, 1999.
    Future changes in the exchange rate of Yen to Dollars will affect the Company's result of operations.

(b) The Joint Venture owned Golden Fountain is currently employed in the voyage charter market. Fluctuations in the market rate for voyage charters of VLCCs will affect the results of operations of this vessel. Management continues to monitor market conditions for favourable time charter opportunities.

(c) The Channel Alliance is expected to redeliver on expiry of its current charter in August and will commence a new five year time charter to Bocimar at a daily rate of $13,750 plus
    50% of any profit made on subcharters of the vessel.



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(d) The latter quarters will have the full benefit of the
    earnings of the Golden Victory (delivered January 7, 1999), Cos Hero (delivered January 12, 1999), Golden Disa (delivered March 19, 1999), Golden Nerina (delivered August 5, 1999) and a share of earnings of the Joint Venture owned New Circassia (delivered March 24, 1999) and Pacific Lagoon (delivered June 29, 1999). Later quarters are expected to benefit also from the earnings of a further five VLCCs which are scheduled for delivery later in the year. Scheduled delivery dates are shown in the fleet list included in this report.

LIQUIDITY AND CAPITAL RESOURCES

Total shareholders equity at June 30, 1999 was $59.6 million
compared to $54.8 million at December 31, 1998   .  The increase
was due to the net profit for the half-year of $4.8 million.

Long term debt as of June 30, 1999 consists of $245.8 million of 10% Senior Notes on an accreted value basis and $537.2 million of long term secured debt and obligations under capital leases.

At June 30, 1999 the Company had cash and cash equivalents of $7.6 million compared with $8.5 million at December 31, 1998.
This included restricted or escrow cash of $5.2 million at June
30, 1999 and $4.9 million at December 31, 1998.

Management believes that it will be able to enter into long term charters for each of the remaining unchartered VLCC newbuildings and that on the strength of these charters it will be able to arrange long term financing. In the second quarter, arrangements have been made for the charter of the next newbuilding VLCC, the Opalia, which is due for delivery in September. This vessel will be fixed on a two-year bareboat charter to Shell. Management is



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now focusing on arranging suitable charters for the remaining unfinanced VLCCs to be delivered in 1999.



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      GOLDEN OCEAN GROUP LIMITED (INCORPORATED IN LIBERIA)

                   CONSOLIDATED BALANCE SHEETS
                     (EXPRESSED IN US$'000)


                                            JUNE 30   DECEMBER 31
                                              1999        1998

                             ASSETS

CURRENT ASSETS

Cash and cash equivalents                    7,641         8,487
Inventories                                    843           549
Trade accounts receivable                       30            27
Prepaid expenses and other
  accounts receivable                        2,671         1,358
Short term investments                      14,504        28,747
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Total current assets                        25,689        39,168

Vessels owned, net                         512,504       420,889
Vessels under capital lease, net           132,443       107,898
Vessels under construction                 117,367       132,276
Options to purchase vessels                 48,654        48,654
Investment in joint ventures                 5,509         1,382
Loans to joint ventures                     25,666        23,012
Goodwill, net                               18,050        18,439
Deferred note issue costs, net               7,245         8,917
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Total assets                              $893,127      $800,635
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              LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Current maturities of long term debt        27,281        23,050
Obligations under capital leases             7,557         6,524
Trade accounts payable and accrued expenses  5,247         3,765
Note interest payable                        9,713         9,713
Time charter income received in advance      2,689         1,949
Amounts due to related parties                 177           237
Drydocking and special survey provisions     1,330         1,045
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Total current liabilities                   53,994        46,283

Other loans                                 13,768        13,262
Long term debt                             386,106       324,527
Obligations under capital leases           116,234       104,893



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Notes payable                              245,837       236,372
Amounts due to shareholder                  16,899        19,820
Drydocking and special survey provisions       396           611
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Total liabilities                          833,234       745,768

Minority interest                              313            41

SHAREHOLDERS' EQUITY

Share capital                                  -             -
Additional paid in capital                  63,661        63,661
Retained deficit                            (4,081)       (8,835)
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Total shareholder's equity                  59,580        54,826
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Total liabilities and shareholders'
  equity                                  $893,127      $800,635
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      GOLDEN OCEAN GROUP LIMITED (INCORPORATED IN LIBERIA)

   CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                     (EXPRESSED IN US$'000)

                                           6 months      6 months
                                             ended         ended
                                           30/06/99      30/06/98
OPERATING REVENUES

Charter income                              40,165        21,793
Brokers' commission                           (375)         (228)
Share of earnings/(losses) of joint ventures 4,126         2,702
Interest on direct financing sub-lease         -             977
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Total operating revenue                     43,916        25,244

OPERATING EXPENSES

Vessel operating costs                       6,229         4,970
Administrative expenses                      4,385         3,766
Depreciation and amortisation expense       13,161         7,448
Amortisation of goodwill                       390           390
Drydocking and special survey costs            855           528
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Total operating expenses                    25,020        17,102
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Net operating income                        18,896         8,142

OTHER INCOME (EXPENSES)

Foreign exchange gain                       17,927        11,627
Interest income                                862         2,341
Interest expense                           (32,249)      (23,456)
Other income (expenses)                       (410)          214
Loss on disposal of vessels                    -            (965)
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Net other income (expense)                 (13,870)      (10,239)
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Net income/(loss) before minority interest   5,026        (2,097)

Minority interest                             (272)           -
----------------------------------------------------------------
-Net income/(loss)                           4,754        (2,097)
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Retained earnings/(deficit) at
  beginning of the period                   (8,835)       61,578
-----------------------------------------------------------------



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Retained earnings/(deficit) at
  end of the period                         (4,081)      $59,481
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ADDITIONAL FINANCIAL INFORMATION

EBITDA                                      28,772        15,831
Ratio of earnings to fixed charges            0.96          0.79
EBITDA to interest expense, net               0.89          0.67



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      GOLDEN OCEAN GROUP LIMITED (INCORPORATED IN LIBERIA)

              CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (EXPRESSED IN US$'000)

                                           6 months      6 months
                                             ended         ended
                                           30/06/99      30/06/98

CASH FLOWS FROM OPERATING ACTIVITIES

Net income/(loss)                            4,754        (2,097)
Adjustments to reconcile net income to
  net cash provided by operating activities:
    Foreign exchange gain                  (17,927)      (11,627)
    Depreciation and amortisation expense   13,161         7,448
    Share of earnings of joint ventures     (4,126)       (2,702)
    Loss on disposal of vessels                -             965
    Amortisation of note discount            9,465         7,850
    Amortisation of goodwill                   390           390
    Amortisation of deferred note
      issue costs                            1,672         1,538
    Interest receivable on loans to
      joint ventures                          (162)           -
    Minority interest                          272            -
    Net change in:
         Inventories                          (294)          126
         Trade accounts receivable              (5)         (171)
         Prepaid expenses and other
           accounts receivable              (1,639)       (2,636)
         Trade accounts payable and
           accrued expenses                  1,988        (5,710)
         Note interest payable                  -          3,046
         Accrued profit share                   -         (6,243)
         Time charter income received
           in advance                          740          (256)
         Drydocking and special
           survey provisions                    70           528
-----------------------------------------------------------------
Net cash provided by operating activities    8,359        (9,551)

CASH FLOWS FROM INVESTING ACTIVITIES

Loans to joint ventures                     (2,491)       (1,309)
Payments received on direct
  financing sub-lease                           -          2,117
Additions to vessels under construction   (114,414)     (108,487)
Proceeds from sale of vessels                   -         62,540
Payments to acquire pledged investments         -        (13,646)

Proceeds from redemption of investments     14,569        10,000
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Net cash used in investing activities     (102,336)      (48,785)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from long term debt               108,760        98,223
Repayment of long term debt                 (8,813)      (25,419)
Payment of capital lease obligations        (3,837)      (29,600)
Amounts due to related party                   (60)         (666)
Repayments to shareholder                   (2,919)      (14,455)
Proceeds of note issue                          -         69,140
Payments for deferred note issue costs          -         (2,814)
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Net cash provided by financing activities   93,131        94,409
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Net increase in cash and cash equivalents    (846)        36,073
Cash and cash equivalents at
  beginning of period                        8,487         6,419
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Cash and cash equivalents at
  end of period                              $7,641      $42,492
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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  GOLDEN OCEAN GROUP LIMITED
                                       (registrant)

Date: September 7, 1999           By: /s/ Fred W.Y. Cheng
                                      _____________________
                                      Fred W.Y. Cheng
                                      Chairman






































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